UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549

                      SCHEDULE 13D

       Under the Securities Exchange Act of 1934
                  (AMENDMENT NO.  21)

               NAM TAI ELECTRONICS, INC.
                    (Name of Issuer)

             Common Shares, $0.01 par value
             (Title of Class of Securities)

                       629865 205
                     (Cusip Number)

                    Mr. M. K. Koo
                    Nam Tai Electronics (Canada) Ltd.
                    999 West Hastings Street
                    Suite 530
                    Vancouver, British Columbia  V6C 2W2
                    Canada
                    Telephone:  (604) 669-7800
                    Fax:  (604) 669-7816
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

   --------------------------------------------------
                     with copy to:

               Mr. Lorne Waldman, ESQ.
               Nam Tai Electronics (Canada) Ltd.
               999 West Hastings Street
               Suite 530
               Vancouver, British Columbia  V6C 2W2
               Canada
               Telephone:  (604) 669-7800
               Fax:  (604) 669-7816

                     April 1, 1998
(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box /  /.

Check the following box if a fee is being paid with the statement / /.

                   Page 1 of 5 pages
                   No exhibit index.

CUSIP NO.  629865 205                       PAGE 2 OF 5

--------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Ming Kown Koo
----------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                            (a)/  /
      N/A                                   (b)/  /
----------------------------------------------------------
3    SEC USE ONLY

----------------------------------------------------------
4    SOURCE OF FUNDS
      N/A
----------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)
      N/A
---------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Canadian
----------------------------------------------------------
NUMBER OF   7  SOLE VOTING POWER
SHARES          2,430,807
BENEFICIALLY   ------------------------------------------
OWNED BY    8  SHARES VOTING POWER
EACH            N/A
REPORTING   ------------------------------------------
PERSON      9  SOLE DISPOSITIVE POWER
WITH            3,384,324
            -------------------------------------------
            10 SHARES DISPOSITIVE POWER
                N/A
------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
      3,770,988
-------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                      / /
--------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      30.74%
----------------------------------------------------------
14   TYPE OF REPORTING PERSON
      IN
----------------------------------------------------------



CUSIP NO.  629865 205                       PAGE 3 OF 5

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Common Shares, $0.01 par value (the "Common Shares") of Nam Tai Electronics, Inc. (the "Company") an International Business Company organized under the laws of the British Virgin Islands, with principal executive offices located in Unit 9, 15/F., Tower 1, China Hong Kong City, 33 Canton Road, T.S.T., Kowloon, Hong Kong.


ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is being filed by Mr. Ming Kown Koo ("Mr.
Koo") an individual.

     Mr. Koo's business address is Nam Tai Electronics, Inc.,
c/o Nam Tai Electronics (Canada) Ltd., 999 West Hastings
Street, Suite 530, Vancouver, British Columbia, V6C 2W2,
Canada.

     Mr. Koo is the Chairman of the Board of the Company.

     During the past five years Mr. Koo has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     Not applicable.


ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the transaction is to raise funds for Mr. Koo to: a) pay down a margin loan which was obtained from Paine Webber Inc. in November 1997 to purchase 928,970 Units in the Nam Tai Electronics, Inc. Rights offerings which was completed on November 24, 1997. Mr. Koo may sell or acquire additional shares in the future depending on the prevailing market price of the securities; however, he has no intention
to sell additional shares before July 1, 1998.   Mr. Koo has
no plans or proposals that relate to or would result in the matters identified in Item 4(a) through (j) of Schedule 13D.

CUSIP NO.  629865 205                       PAGE 4 OF 5

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) At April 1, 1998, as a result of the sale of 560,000 Common Shares, Mr. Koo beneficially owned 3,770,988 or 30.74% of the Common Shares outstanding. The amount of Common Shares includes: i) 2,430,807 Common Shares; ii) 926,850 Common Shares that Mr. Koo may acquire upon exercise of Warrants; iii) 26,667 shares that Mr. Koo may acquire upon exercise of stock options exercisable within 60 days of the date of filing; iv) 293,332 Common Shares and 93,332 Warrants to purchase common shares, registered to Mars Yue Kung Koo, Mr. Koo's son, as to which Mr. Koo disclaims beneficial ownership. In previous 13-d filings shares registered in the name of Mars Yue Kung Koo were disclosed and excluded from the percentage ownership calculation. The percentage ownership was calculated in accordance with Rule 13d(1) (i) under the Securities Exchange Act of 1934.

     (b) Mr. Koo has exclusive investment voting and investment power over the Common Shares referred to in paragraph (a) as beneficially owned by him with the exception of those shares registered in the name of Mars Yue Kung Koo, Mr. Koo's son, as to which Mr. Koo disclaims beneficial ownership.

     (c) The following table sets forth details of the open market sales of the Company's Common Shares (all of which were made through PaineWebber Incorporated) made by Mr. Koo during the last sixty days.

                NUMBER
TRADE           OF SHARES     SALES
DATE            SOLD(#)       PRICE($)    PROCEEDS($)

April 1, 1998   560,000       $16.88      $9,450,000.00


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Previously reported.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Not applicable


CUSIP NO.  629865 205                       PAGE 5 OF 5

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 6, 1998




     By: /s/ Ming Kown Koo
         ----------------------
     Ming Kown Koo